SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   RULE 14f-1


                    REPORT OF CHANGE IN MAJORITY OF DIRECTORS

  INFORMATION PURSUANT TO SECTION 14 (f) OF THE SECURITIES EXCHANGE ACT OF 1934


         Date of Report (date of earliest event reported): July 6, 2001



                            FORESTINDUSTRY.COM, INC.
             (Exact name of Registrant as specified in its charter)

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


            Delaware                         0-26673                        98-0207081
(State or other jurisdiction of       (Commission File No.)        (IRS Employer Identification
         incorporation)                                                        No.)

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                          Suite 10 - 2480 Kenworth Road
                            Nanaimo, British Columbia
                                 Canada V9T 3Y3
          (Address of principal executive offices, including Zip Code)


       Registrant's telephone number, including area code: (250) 758-0665

     This report is furnished by the Board of Directors of forestindustry.com, Inc., a Delaware corporation (the "company"), to the holders of common stock of the company to provide notice of a change in the majority of directors. On July 6, 2001, the company, Teaco Properties, the company's largest shareholder, Joe Perraton, the company's president, Sean Curran and Joe Nemeth entered into a stock purchase agreement. Under the terms of the stock purchase agreement, Teaco Properties sold 300,000 shares (900,000 shares in the aggregate) of the company's common stock that it owned to each Messrs. Perraton, Curran, and Nemeth for the purchase price of $10. Marc White and Dave McNaught are the beneficial owners of Teaco Properties Ltd. Prior to the transaction, Teaco Properties owned 1,000,000 shares in the aggregate. As a result of this transaction Teaco Properties currently owns 100,000, and Messrs Perraton, Curran and Nemeth each own 300,000, which represents approximately 19.2% of the outstanding shares. In connection with the stock purchase agreement, Messrs.

Curran and Nemeth were appointed to the company's Board of Directors. Mr. Perraton continues to serve as president and a director of the company.

     In addition, as an inducement to the sale, the company granted each to Messrs. White and McNaught two year warrants to purchase 110,000 shares (220,000 shares in the aggregate) of common stock.

     This description is provided for information purposes only. We are not soliciting proxies in connection with the items described herein. You are not required to respond to this report.

     This report is being mailed to shareholders on or about July 16, 2001.


                        Directors and Executive Officers;
                Compliance with Section 16(a) of the Exchange Act

Directors and Officers

     The following table sets forth certain information for each officer and director of the company.

Name                  Age           Position                     Since

Joe Perraton          36            President and Director       January 2000

Joe Nemeth            37            Director                     July 2001

Sean Curran           40            Director                     July 2001


     The following is information on the business experience of each officer and director.

     Joe Perraton has served as president, chief financial officer and a director since January 31, 2000, and as secretary since May 11, 2000. Prior to the acquisition by our company of our subsidiary The Forest Industry Online Inc., Mr. Perraton served as president, co-founder and operations manager since the inception of the business "forest industry online" as a proprietorship in 1995. He became president of The Forest Industry Online, Inc. upon its incorporation in January 1997. Prior to establishing The Forest Industry Online Inc. during 1996, Mr. Perraton was engaged in the forest industry as an independent log scaler.

     Joe Nemeth has over 20 years of forestry work experience including working in the Paper Industry (1992 to present), lumber and plywood mills (1987-1991) and in the woods (1981-1986.) Mr. Nemeth served as Vice President, North American Newsprint Sales for Fletcher Challenge Canada Ltd. from 1999 to 2000 and as their Production Director in the Elk Falls Paper division from 1996 to 1998. Currently Mr. Nemeth is a Director of the following Canadian companies:
Green Belt  Renewable  Energy  Inc.,  Cultus  Lake  Capital  VCC Board,  and the

International Bio-Recovery Vancouver Island Board. Mr. Nemeth holds a Masters of Business Administration from the University of Western Ontario and a Bachelor of Forestry.

     Sean Curran has been the North American Newsprint Sales Manager of Norske-Skog Canada Ltd. since 1999 to present, which is engaged in the business of pulp and paper. For seven years prior, Mr. Curran worked as the General Manager for Atlantic Newsprint Inc. within their sales and marketing department. Mr. Curran has worked within the pulp and paper industry in senior sales management positions for over 15 years.

     The company does not have an audit, compensation or nominating committee. The Board of Directors met 11 times during fiscal year ended May 31, 2001. All Board members attended at least 75% of the meetings of the Board of Directors.

                             Executive Compensation

     The following table sets forth the compensation of our president for the year ended May 31, 2001. No other officer or director received annual compensation in excess of $100,000 during the last fiscal year.


                           SUMMARY COMPENSATION TABLE

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
                                     Annual Compensation                        Long Term Compensation
                             ------------------------------------   ------------------------------------------------
                                                                           Awards            Payout
                                                                    ----------------------   --------
                                                                    Restricted Securities    LTIP       All Other
                                                  Other Annual      Stock      Underlying    Payout   Compensation
                     Year    Salary   Bonus     Compensation ($)    Award(s)   Options         ($)         ($)
                                        ($)                                       (#)
                    -------- -------- --------- -----------------   ---------- -----------   -------- --------------
Joe Perraton        2001(1)  $47,635    -0-           -0-              -0-        -0-          -0-         -0-
President
                    2000(2)  $15,022    -0-           -0-              -0-        -0-          -0-         -0-

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_________________

(1)  For the fiscal year June 1, 2000 to May 31, 2001.

(2) For the period January 31, 2000 to May 31, 2000. Prior to January 31, 2000, Mr. Perraton was paid the following salary by The Forest Industry Online, Inc. (a subsidiary of the Company); June 1, 1999 to January 30, 2000 - $13,406; fiscal year 1999 - $49,410.

     On January 31, 2001, we entered into a consulting agreement with Mr. Perraton. The consulting agreement provides for a term of two years and an annual salary of Cnd $72,000 (approximately US $45,000 based on current exchange rates).

     At present we do not pay our directors for attending meetings of the board of directors, although we expect to adopt a director compensation policy in the future. We have no standard arrangement pursuant to which our directors are compensated for any services provided as a director or for committee participation or special assignments.

     Except as disclosed elsewhere in this report no director received any form of compensation from us during the year ended May 31, 2001.


                          Compliance With Section 16(a)
                     of the Securities Exchange Act of 1934

     Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the company's directors and executive officers, and persons who own more than 10% of the Common Stock, to file with the Securities and Exchange Commission (the "SEC") initial reports of beneficial ownership ("Forms 3") and other equity securities of the company ("Forms 4"). Officers, directors, and greater than 10% shareholders of the company are required by SEC regulations to furnish to the company copies of all Section 16(a) reports that they file. To the company's knowledge, based solely on a review of the copies of such reports furnished to the company, all Section 16(a) filing requirements applicable to its officers, directors, and greater than 10% beneficial owners were complied with for the year ended May 31, 2001.


                 Certain Relationships and Related Transactions

     During the past fiscal year ended May 31, 2001, we have not been a party to any transaction, proposed transaction, or series of transactions in which the amount involved exceeds $60,000, and in which, to our knowledge, any of our directors, officers, five percent beneficial security holder, or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest.


                          Security Ownership of Certain
                        Beneficial Owners and Management

     The following table sets forth, as of July 6, 2001, information with respect to those persons owning beneficially 5% or more of our outstanding common stock and the number and percentage of outstanding shares owned by each of our directors and officers and by our officers and directors as a group. The shares outstanding and listed below reflect a ten-for-one share consolidation effective June 1, 2001. Unless otherwise indicated, each owner has sole voting and investment powers over his shares of common stock. As of July 6, 2001, the number of shares outstanding was 1,561,058.

                                           Shares of              Percent of
Name and Address                          Common Stock               Class
-----------------                         ------------            -----------

Teaco Properties Ltd. (1)                  320,000(2)                 18%
5299 Budd Crescent
Nanaimo, British Columbia
V9T 5N9

Joe Perraton                                300,000                   19.2%
Suite 10 - 2480 Kenworth Road
Nanaimo, British Columbia
V9T 3Y3

Joe Nemeth                                  300,000                   19.2%
Suite 10 - 2480 Kenworth Road
Nanaimo, British Columbia
V9T 3Y3

Sean Curran
Suite 10 - 2480 Kenworth Road               300,000                   19.2%
Nanaimo, British Columbia
V9T 3Y3
                                                                       6.4%
Augustine Fund, LLP                          93,908
141 W. Jackson Blvd., Suite 2182
Chicago, Illinois
60604

All Officers and Directors                  900,000                   57.6%
as a Group (3 persons)
_____________________

(1) Teaco Properties Ltd. is beneficially owned by Marc White and David McNaught, former directors.

(2) Includes warrants to purchase 220,000 shares of common stock in the aggregate held by Marc White and Dave McNaught, managing partners of Teaco Properties Ltd.


Other Information

     We file periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov.


                                                    forestindustry.com, Inc.
                                          By Order of the Board of Directors